SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                           31 May 2006

SkyePharma PLC

PAPERS ON DEPOCYT® TO BE PRESENTED AT ASCO

LONDON, UK, 31 May 2006 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces today that at the forthcoming 2006 Annual Meeting of the American Society of Clinical Oncology ("ASCO"), which is being held in Atlanta, Georgia on June 2-6, two papers will be presented on DepoCyt®, SkyePharma's treatment for neoplastic meningitis.

William R Shapiro, MD from St Joseph's Hospital and Medical Center, Phoenix, Arizona, will present "A randomized phase III/IV study to determine benefit and safety of cytarabine liposome injection for treatment of neoplastic meningitis." Michael J Glantz, MD from the Oncology Department of the University of Massachusetts, Worcester, Massachusetts, will present "Interaction between route of intra-CSF chemotherapy administration and efficacy of therapy in patients with neoplastic meningitis"

DepoCyt® is a sustained release injectable formulation of cytarabine and is approved in both the USA and Europe for the treatment of lymphomatous meningitis, a serious late-stage complication of lymphoma, a form of cancer affecting the lymphatic system. Lymphomatous meningitis is a subset of neoplastic meningitis (see explanation below). Cytarabine is known to be an effective treatment for neoplastic meningitis but it is rapidly metabolised. Patients therefore require spinal (intrathecal) injections at least twice a week - these are uncomfortable for the patient and carry significant risks including the introduction of infection. SkyePharma's proprietary DepoFoam™ delivery technology encapsulates cytarabine in a water-based solution within minute particles of lipid. After injection, these particles gradually degrade, prolonging the release of the drug and extending the period between injections to two weeks. This brings much less disruption to the life of the patient, reduces the associated risks accompanying frequent injections and also brings savings in hospital costs with the reduced admission rate. Sustained maintenance of high levels of cytarabine in the cerebrospinal fluid may also prolong the time to neurological progression.

Lymphomatous meningitis is a comparatively uncommon condition with approximately 10,000 cases reported worldwide each year. Consequently DepoCyt® has been granted "Orphan Drug" status in the USA. SkyePharma has conducted a Phase IV study in patients with lymphomatous meningitis and solid tumour neoplastic meningitis.

DepoCyt® was approved by the US Food & Drug Administration in April 1999 and is marketed in North America by Enzon Pharmaceuticals. Rights in Japan were licensed to Nippon-Shinyaku in 2001 although the product is not yet on the market. DepoCyt® is licensed to Mundipharma for Europe (which markets it as DepoCyte). DepoCyte® was approved by the European Medicines Evaluation Authority in August 2001.

For further information please contact:

SkyePharma PLC	+44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications	44 207 491 5124
Sandra Haughton, US Investor Relations	+1 212 753 5780
Buchanan Communications	+44 207 466 5000
Tim Anderson / Mark Court

Notes for editors:

About neoplastic meningitis

In many forms of cancer, secondary tumours (metastases) form in the meninges, the membrane that surrounds the brain and spinal cord. From autopsy data, neoplastic meningitis affects up to 20% of all cancer patients (Posner, Neurological Complications of Cancer, 1995) but the condition is only diagnosed in 4-7% of cancer patients. The symptoms are pain and progressive deterioration of neurological function and few patients survive more than a few months, with death either from neurological dysfunction or from the primary tumour. The goal of therapy for neoplastic meningitis is palliation, not cure. The principal treatments are normally radiotherapy and chemotherapy to clear the cerebrospinal fluid of malignant cells and to prevent or slow recurrence. Most cytotoxic drugs do not cross the blood-brain barrier so the main chemotherapy treatments are methotrexate or cytarabine, injected intrathecally. These drugs reduce pain and slow degradation of neurological function but have the disadvantage of rapid clearance from the circulation and so require frequent injections.

About DepoFoam™

DepoFoamTM is SkyePharma's proprietary sustained release injectable delivery technology. This is fully commercialised and approved by regulatory agencies in both the USA and Europe. DepoFoam™ consists of tiny lipid-based particles which contain discrete water-filled chambers dispersed through the lipid matrix. The particles are 10-30 microns in diameter and are suspended in saline. The suspension resembles skimmed milk and can be injected through a fine needle. The water-filled chambers containing active drug account for most of the weight of the particles. The lipids are naturally occurring substances (or close analogues) such as lecithin and triglycerides. The small amount of lipid is cleared rapidly in the body as the particles deliver their drug payload over a period that can be modified from 1 to 30 days. For example in DepoCyt®/ DepoCyte® the circulating half-life of the drug cytarabine is increased from 3.4 hours to 141 hours.

About SkyePharma

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now twelve approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   May 31, 2006